Exhibit 21.1

PREDICTIVE ONCOLOGY INC.

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation

Helomics Holding Corporation	Delaware
TumorGenesis Inc.	Delaware
Soluble Biotech Inc.	Delaware
Skyline Medical, Inc.	Delaware
Helomics Intermediate Corporation	Delaware
Helomics Corporation	Delaware
zPredicta, Inc.	Delaware